# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: British American Tobacco p.l.c., CIK 0001303523
CUSIP: 110448107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: GLOBE HOUSE, 4 TEMPLE PLACE, LONDON, United Kingdom (X0), WC2R 2PG
Date of event which requires filing of this statement: 09/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001488856

## Reporting persons
- Portfolio Services Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 61,410,486; sole dispositive power 0; shared dispositive power 61,410,486; aggregate amount beneficially owned 61,410,486 (2.8% of the class)
  Comment: The number of ordinary shares beneficially owned by each reporting person is reported as at October 14, 2025.
- DART KENNETH BRYAN: type of reporting person: individual (IN); sole voting power 0; shared voting power 61,410,486; sole dispositive power 0; shared dispositive power 61,410,486; aggregate amount beneficially owned 61,410,486 (2.8% of the class)
  Comment: The number of ordinary shares beneficially owned by each reporting person is reported as at October 14, 2025.

## Item 1. Issuer
Name of issuer: British American Tobacco p.l.c.
Address of issuer's principal executive offices: GLOBE HOUSE, 4 TEMPLE PLACE, LONDON, UNITED KINGDOM, WC2R 2PG.

## Item 2. Person Filing
Name of person filing:
1) PORTFOLIO SERVICES LTD.
Portfolio Services Ltd. is a holding company that wholly owns subsidiaries that hold the securities reported herein.

2) KENNETH B. DART
Mr. Dart is the beneficial owner of all of the outstanding shares of Portfolio Services Ltd.
Address of principal business office or, if none, residence:
1) 10 Market Street, #773
Camana Bay
Grand Cayman, KY1-9006 CAYMAN ISLANDS

2) P.O. Box 31300
Grand Cayman, KY1-1206 CAYMAN ISLANDS
Citizenship:
1) CAYMAN ISLANDS

2) BRITISH OVERSEAS TERRITORY CITIZEN CAYMAN ISLANDS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 61,410,486
Percent of class: 2.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 61,410,486
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 61,410,486

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Portfolio Services Ltd.: Kenneth B. Dart, Director (10/16/2025)
- DART KENNETH BRYAN: Kenneth B. Dart, Director (10/16/2025)